Filing under Rule 425 under the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd.
SEC File No. of Qiao Xing Mobile Communication Co., Ltd.: 001-33430
Qiao Xing Universal to Hold Conference Call Regarding the Proposed Privatization and
the Upcoming QXM Shareholder Meeting
HUIZHOU, China, March 28, 2011 /PRNewswire-Asia-FirstCall/ — —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the U. S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer (defined below) or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (NASDAQ:XING) (“XING”), one of the leading players in the molybdenum-mining business as well as a company with meaningful size in the resources industry, today announced that it will hold a conference call on March 31, 2011 at 8:00 am EDT (8:00 pm Beijing Time) to discuss the Scheme of Arrangement (the “Scheme”) which was proposed by XING in September 2010, as well as the shareholders meeting of Qiao Xing Mobile Communication Co., Ltd. (“QXM”) to be held on April 7, 2011 (the “Meeting”) for the shareholders of QXM (other than XING — the “Minority Shareholders”) to consider and vote on the Scheme.
Pursuant to the Scheme, XING has proposed to acquire all of the outstanding ordinary shares of QXM other than those shares held by XING (the “Minority Shares”) in exchange for 1.9 shares of XING’s common stock plus US$0.80 in cash for each Minority Share. In December 2010, QXM’s Board of Directors authorized putting the Scheme to the Minority Shareholders for their consideration. On February 28, 2011, XING and QXM announced that the Meeting would be held on April 7, 2011.
The dial-in details for the live conference call are as follows:
International Access Number: +852 3005 2050
China Access Number: 4006816949
Hong Kong Access Number: 3005 2050
US Toll Free Access Number: 1 866 549 1292
Participant PIN Code: 550647#
Please dial in approximately 10 minutes before the scheduled time of the call. An archived webcast of the conference call will be available on http://www.cosun-xing.com until the Meeting, including any adjournment thereof, is concluded.
About Qiao Xing Universal Resources, Inc.

Qiao Xing Universal Resources, Inc. is a leading player in the molybdenum-mining industry with meaningful size in the resources industry. XING focuses on mining and processing rare metal ores and several strategically important base-metal ores, including molybdenum, copper, lead and zinc. XING currently owns a 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. and a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd, as well as the right to receive 100% of the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd.
XING was one of the first Chinese companies to be listed on NASDAQ (in 1999) as one of the leading players in the telecommunication-terminal product business in China. In 2007, XING made the strategic decision to diversify into the resources industry. Since then, XING has made several acquisitions in the resources industry and divested its fixed-line and budget mobile phone businesses. To reflect this change, XING changed its corporate name to Qiao Xing Universal Resources, Inc., effective January 28, 2010.
XING continues to evaluate acquisition opportunities in the resources area to strengthen its foothold in the industry. At the same time, XING is also working to divest its remaining mobile-phone business through the proposed privatization of its QXM subsidiary, or via other alternatives, to become a pure-play resources company.
Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions, performance or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated acquisitions, estimates of revenue and profit, the privatization of QXM, anticipated mining capacity and production volumes, long-term growth prospects for the resources industry, XING and value for XING’s shareholders, mine development and capital expenditures, mine production and development plans, estimates of proven and probable reserves and other mineralized material, expectations with respect to supply and demand for mineral resources and XING’s transition to a pure resources company and bigger player within the resources industry. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. The

Company does not undertake any obligation to update any forward-looking statements. All information provided in this press release is as of March 28, 2011.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with its proposed offer to acquire all of the outstanding shares of Qiao Xing Mobile Communication Co., Ltd. not currently owned by it by way of the Scheme (the “Proposed Offer”). This document contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd. that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd., the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268
Email: rick@qiaoxing.com
USA IR AGENCY
CCG Investor Relations Inc.
Mabel Zhang, Associate Partner
Phone: +1 310 954 1353 (Los Angeles)

E-mail: mabel.zhang@ccgir.com
Filing under Rule 425 under the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd.
SEC File No. of Qiao Xing Mobile Communication Co., Ltd.: 001-33430